CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 AUG 14 P 1:53

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1222/08/LTR

31 July 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America [redacted]

BY AR REGISTERED

08004344

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 23 July 2008 (*Announcement issued by Subsidiary Company, Millennium & Copthorne Hotels plc – M&C posts circular relating to the proposed disposal of CDL Hotels (Korea) Limited and comment on current trading*);
- 29 July 2008 (*Scheduled date for release of the Second Quarter and Half Year 2008 Financial Results*);
- 29 July 2008 (*Notification on Incorporation of Subsidiary*); and
- 29 July 2008 (*Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc – Millennium & Copthorne Hotels continues its expansion in Asia*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
AUG 19 2008
THOMSON REUTERS

8/15

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

K:\EL-Team\Inse's Folder\Ltr 2008\ADR\1222-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Jul-2008 12:34:40
Announcement No.	00038

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement issued by Subsidiary Company, Millennium & Copthorne Hotels plc - M&C posts circular relating to the proposed disposal of CDL Hotels (Korea) Limited and comment on current trading
Description	Please refer to the attached Announcement issued by Millennium & Copthorne Hotels plc on 22 July 2008.
Attachments	MnC_Posting_of_Circular.pdf Total size = **86K** (2048K size limit recommended)

MILLENNIUM & COPTHORNE
HOTELS plc

For immediate release **Tuesday 22 July 2008**

Millennium & Copthorne Hotels plc ("M&C")

M&C posts circular relating to the proposed disposal of CDL Hotels (Korea) Limited and comment on current trading

On 24 June 2008, M&C announced the proposed disposal of CDL Hotels (Korea) Limited to Kangho AMC Co. Ltd ("the Proposed Disposal"). CDL Hotels (Korea) Limited is a wholly owned subsidiary of M&C with one principal asset, namely, the Millennium Seoul Hilton Hotel, located at 395, 5-ga, Namdaemun-ro, Chung-gu, Seoul, South Korea. Completion of the Proposed Disposal is conditional on, inter alia, approval by M&C's shareholders.

M&C announces that it is today posting a circular to its shareholders describing the Proposed Disposal and giving notice of a General Meeting to be held at 4 pm on 7 August 2008 at the Millennium Hotel London Mayfair, 44 Grosvenor Square, London W1K 2HP, at which the shareholder vote on the Proposed Disposal will take place.

City Developments Limited has provided an irrevocable undertaking to procure that the 160,623,436 shares in M&C in which it is interested (representing approximately 53% of the issued voting share capital of M&C), will vote in favour of the Proposed Disposal at the General Meeting.

The circular to shareholders will also contain the following comment on current trading:

"On 6 May 2008, M&C announced its first quarter results for the three months ended 31 March 2008. The Chairman commented then that, while it was too early to assess the repercussions of the slow down in the US economy, the current credit crunch and its impact on the global economy, the Board believed that the current environment would remain favourable to companies with strong balance sheets and low gearing. He also commented that the Board remained confident of making further progress and that the outlook for the year as a whole remained in line with the expectations that were set at the end of the previous year.

During the three months ended 30 June 2008, there has been a further deterioration in the global economic environment, particularly with respect to the economies in the United States (with the recent collapse of IndyMac and the concerns over the stability of Freddie Mac and Fannie Mae) and China (with the recent government policies to cool the economy). In view of these circumstances, the Board has directed the Group's management to remain vigilant in controlling costs whilst continuing to drive revenues. Meanwhile, the business of the Group has continued to trade within the Board's expectations. M&C expects to announce its interim results for the six months ended 30 June 2008 on 7 August 2008."

The Proposed Disposal is expected to be completed on or before 30 September 2008 subject to satisfaction of other conditions.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2008 17:14:39
Announcement No.	00059

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Scheduled date for release of the Second Quarter and Half Year 2008 Financial Results

Description

City Developments Limited will be announcing its second quarter and half year financial results for the period ended 30 June 2008 on 14 August 2008.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 29 July 2008

Attachments

Total size = **0**
(2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2008 17:18:15
Announcement No.	00068

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on Incorporation of Subsidiary
Description	Please find attached the announcement relating to the above.
Attachments	CDL_ann_290708.pdf Total size = **16K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

Notification on Incorporation of Subsidiary

The Board of Directors of City Developments Limited (the "Company") wishes to announce that Sunmaster Holdings Pte. Ltd., a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Impac Holdings Pte. Ltd. ("Impac"). Information relating to Impac is as follows:

Name of company	:	Impac Holdings Pte. Ltd.
Date & country of incorporation	:	18 July 2008 Republic of Singapore
Issued share capital	:	$2
Principal activity	:	Property ownership and sales

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 29 July 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2008 17:22:28
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release by subsidiary company, Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels continues its expansion in Asia
Description	Please find attached the press release relating to the above issued by Millennium & Copthorne Hotels plc on 29 July 2008.
Attachments	MC_Ann_290708.pdf Total size = **51K** (2048K size limit recommended)

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MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE

You are the Centre of Our World

PRESS RELEASE

Millennium & Copthorne Hotels continues its expansion in Asia

HRH Princess Ubolrat Rachakanya of Thailand opens Millennium Resort Patong Phuket

July 29, 2008 – Millennium & Copthorne Hotels plc (M&C) will celebrate its newest hotel opening in Phuket on 29 July 2008. The 421-room Millennium Resort Patong Phuket joins M&C's growing number of new hotel openings this year.

The resort hotel is the first to be opened by an international hotel group in Phuket since the devastating tsunami in 2004. It is also the first property opened by a Singapore-owned hotel group in Phuket in recent years.

London-listed M&C, in which Hong Leong Group Singapore has a majority stake through its property arm City Developments Ltd (CDL), is Singapore's largest hotel group with a portfolio of more than 110 hotels in 18 countries with nearly 35,0000 rooms.

Millennium Resort Patong Phuket enjoys a prime location on Rat-Uthit Road at the intersection of Bangla Street in Patong and is part of the new landmark mega Phuket Jungceylon shopping and leisure complex.

Phuket Square Company Ltd owns the Millennium Resort Patong Phuket and is also the owner and developer of the Phuket Jungceylon complex. Real Estate Capital Asia Partners LP (RECAP) acquired a 95% interest in the 2 million square foot hotel and retail Phuket Jungceylon project in 2006. RECAP is a private real estate fund in which the CDL has a significant interest with other limited partners.

"The resort and the Jungceylon complex are combining to change the face of Patong Beach and to inject new life into the area. We are excited to be part of the rejuvenation of Phuket," said Mr Kwek Leng Beng, Executive Chairman of Hong Leong Group Singapore and Chairman of M&C.

"The resort incorporates Thai elements in its design and offers warm Thai hospitality which will bring the guest experience to a new level," added Mr Kwek, who is also Executive Chairman of CDL and Chairman of M&C Hotels.

Mr Peter Gibbons, General Manager, Millennium Resort Patong Phuket, said, "With its unique infrastructure and lush surroundings, the resort meets all needs in terms of design. Offering two distinctive wings, we are able to provide the perfect choice, whether you are looking for a vibrant and trendy atmosphere or a slightly more stylish and elegant ambience.

"We are deeply honoured that HRH Princess Ubolrat Rachakanya, who is widely recognized for her dedication to promoting the Thai tourism industry, has agreed to grace our grand opening," added Mr Gibbons.

The opening of the Phuket property is the latest in a stream of hotel openings by M&C in Asia and the Middle East. These include the Copthorne Hotel Qingdao (May), Grand Millennium Beijing (April), Millennium Harbourview Hotel Xiamen (January), the Grand Millennium Sukhumvit Bangkok (November 2007) and the Grand Millennium Kuala Lumpur (September 2007).

Scheduled to open in late 2008 or early 2009 are two more hotels in China - Millennium Wuxi and Millennium Chengdu. In April, M&C also announced a joint venture with Indian group Rakindo to build 20 to 30 branded hip business class hotels in India, the first of which will open in 2009 in Chennai. M&C will also open a hotel under this business class hotel brand in Singapore's trendy dining and nightspot area of Mohamed Sultan Road in 2009.

In the Middle East, M&C recently opened two new properties in Dubai and one in Kuwait under management contracts, and announced the signing of a further seven management contracts in the United Arab Emirates and one in Dubai.

"We believe that that our strategy of expanding our hotel portfolio in Asia in 2008 and beyond is the right one, as demand for hotel accommodation is strong and is expected to rise," said Mr Richard Hartman, Chief Executive Office (CEO) of M&C Hotels.

"The Phuket property is also M&C's first resort property in East Asia and this allows us more options to deliver the kind of service the more discerning traveller expects," added Mr Hartman. M&C currently already has resort properties in Europe, the Middle East and the United States.

For more information, please contact:

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
DID: 6428 9308
Mobile: 65 9731 7122
Email: gerry@cdl.com.sg

Adeline Chong
Manager, Group Corporate Affairs
Hong Leong Group Singapore
DID: 6428 9305
Mobile: 65 8128 0811
Email: adelinechong@cdl.com.sg

Patsada Sathacharoen
Marcom Manager
Millennium Resort Patong Phuket
Office: 66 7660 1803
Fax: 66 7660 1823
Email: patsada.sa@millenniumpatong.com

Millennium Resort Patong, Phuket

Information on the property

The hotel comprises a total of 421 rooms that are divided into two wings.

Part of the property sits on top of the retail centre and caters to up-market tour groups and families on vacation. The Bar 8°, which is located at the hotel's modern and contemporary atrium, offers live music, courtesy of leading bands. This wing boasts a total of 197 rooms, which include superior and deluxe rooms, as well as junior suites complemented with spacious balconies and additional pantry facilities for long-term guests. The Straits Dining restaurant serves buffet breakfast and delectable Southeast Asian cuisines.

Peacefully tucked in the exclusive enclave of the Jungceylon development, the hotel's second wing offers an open-aired concept that portrays a tropical and relaxed ambiance with rich yet soft Thai culture that combines some Portuguese elements. This wing offers a total of 224 rooms, which include superior and deluxe rooms, cabanas, as well as executive suites Carrefour and Robinsons department store, a multiplex cinema and bowling alley are also located within the Jungceylon complex.

Perfect for business travellers, the hotel offers comprehensive meeting facilities to meet corporate travellers' needs. Its F&B outlet, Bistro, is an all-day dining restaurant which serves Western, Continental and Thai specialties. The Lounge 98° offers a cozy yet modern setting for guests to unwind or relax with friends for cocktails.

Recreation facilities

The Millennium Resort Patong, Phuket will have two swimming pools, one of which will be an outdoor pool surrounded by cabana-style guestrooms. Other leisure amenities include a state-of-the-art fitness centre and luxurious spa facilities with individual suites offering Thai and international massage therapy.

END